

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

J. Francisco Terreforte
Chief Executive Officer
Expertelligence, Inc.
2101 Vista Pkwy
Ste 292
West Palm Beach, FL 33411

>   **Re: Expertelligence, Inc.**
>   **Form 10-K for the Year Ended September 30, 2010**
>   **Filed January 13, 2011**
>   **File No. 001-16851**

Dear Mr. Terreforte

    We have reviewed your filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended September 30, 2010

Item 8. Financial Statements and Supplementary Data

1.   Your disclosures on page 7 indicate that Larry O'Donnell examined the company's September 30, 2009 financial statements. As indicated in our letter dated December 30, 2010, if Larry O'Donnell, CPA, P.C. audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year. To this regard, we note from your disclosures on page 8 that your new auditors, Malcolm Pollard Inc., are in the process of re-auditing your fiscal 2009 financial statements. Until such time as the re-audit is complete and you are able to file audited financial statements for the year ended September 30, 2009, please amend

J. Francisco Terreforte
Expertelligence, Inc.
January 28, 2011
Page 2

> your Form 10-K to label the 2009 financial statements as unaudited and remove the reference to Larry O'Donnell's examination on page 7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3499 if you have questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief